As filed with the Securities and Exchange Commission on August 6, 2004.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Radiologix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	75-2648089
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, Texas	75201-2776
(Address of Principal Executive Offices)	(Zip Code)

RADIOLOGIX, INC.
2004 LONG-TERM INCENTIVE COMPENSATION PLAN
(Full title of the Plan)

Michael L. Silhol
General Counsel
3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776
(Name and address of agent for service)

(214) 303-2776
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum
of Securities	Amount	Offering	Proposed Maximum		Amount of
To Be Registered	To Be Registered(1)	Price Per Unit	Aggregate Offering Price		Registration Fee
Common Stock $.0001 par value	3,000,000	$4.05 (2)	$12,150,000	(2)	$1,539
Common Stock $.0001 par value	205,833 (3)	$2.60 (3)	$535,165	(3)	$68
TOTAL:	3,205,833	$6.65	$12,685,765		$1,607

(1)	The amount to be registered includes an indeterminate number of shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions in accordance with Rule 416 promulgated under the Securities Act of 1933.

(2)	The offering price per share, the aggregate offering price and the registration fee are calculated in accordance with paragraphs (c) and (h)(1) of Rule 457 promulgated under the Securities Act of 1933 based on the average of the high and low sale prices for the Common Stock reported on the American Stock Exchange on August 5, 2004. ($4.05 per share).

(3)	Represents shares issuable upon the exercise of outstanding stock options previously granted in private placements at the weighted average exercise price for the outstanding options pursuant to Rule 457(h)(1).

(4)	If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

RADIOLOGIX, INC.
3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-2776
214.303.2776

PROSPECTUS

205,833 Shares of Common Stock
$.0001 Par Value

     This prospectus relates to shares of common stock of Radiologix, Inc. that are currently not outstanding, but may be issued upon exercise of employee stock options held by the selling stockholders named in this prospectus and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of these shares.

     The selling stockholders may offer their shares from time to time in open market transactions on the American Stock Exchange or in private transactions, at prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares to or through broker-dealers. These broker-dealers, if used, may receive discounts, concessions or commissions from the selling stockholders or from the purchaser of the shares. The selling stockholders will receive the purchase price of the shares that they sell less any such discounts, concessions or commissions. The selling stockholders will be responsible for paying any discounts, concessions or commissions.

     Our common stock is traded on the American Stock Exchange under the symbol “RGX.” On August 5, 2004, the sale price for one share of our common stock as last reported on the American Stock Exchange was $3.99 per share.

     You should read the Section entitled “Risk Factors” beginning on page 2 for a discussion of certain factors that you should consider before buying our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2004.

RISK FACTORS

     Before you invest in our common stock, you should consider the information in this prospectus and the additional information in our other reports on file with the Securities and Exchange Commission and in the other documents incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” on page 21.

Risks Related to Our Company and Our Industry

Our revenue is dependent on referrals.

     We generate most of our revenue from fees charged for the use of our diagnostic imaging equipment at our centers. This revenue depends on referrals from third parties, many of which are made by physicians who have no contractual relationship with us. We also generate revenue from service fees that we receive from the contracted radiology practices. If a sufficiently large number of physicians discontinues referring patients to us, our procedure volume could decrease, which would reduce our revenue and operating margins.

     Further, commercial third-party payors have implemented programs to control costs that could limit the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, in certain instances provide diagnostic imaging services directly and contract directly with providers and require their enrollees to obtain these services from only these providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These “closed panel” systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside of the system’s designated panel of providers. We may not be able to compete successfully for managed care contracts against entities with greater resources within a market area.

Changes in third-party payment rates or methods for diagnostic imaging services could create downward pricing pressure, which would result in a decline in our revenue and harm our financial position.

     Our revenue is derived through our ownership, operation and management of diagnostic imaging centers and from service fees paid to us by contracted radiology practices. Substantially all of the revenue of our diagnostic imaging centers and the contracted radiology practices is currently derived from commercial third-party payors, government sponsored healthcare programs (principally, Medicare and Medicaid) and private and other payors. For the first six months of 2004, revenue generated at our diagnostic imaging centers consisted of 64% from commercial third-party payors, 9% from Medicare and Medicaid, and 27% from private and other payors.

     Rates paid by commercial third-party payors are based on established physician and hospital charges and are generally higher than Medicare payment rates. Any decrease in the relative number of patients covered by commercial third-party payors could decrease our revenue.

     Any change in the rates of or conditions for reimbursement from commercial third-party payors, Medicare or Medicaid could substantially reduce the amounts reimbursed to us or our contracted radiology practices for services provided. These reductions could have a significant adverse effect on our revenue and financial results by creating downward pricing pressure.

We could be harmed if the contracted radiology practices terminate their agreements with us or lose a significant number of radiologists.

     Our diagnostic imaging services include a professional component that must be provided by radiologists who are not directly employed by us. We do not control the radiologists who perform professional services for us. Instead, these radiologists are employed by the contracted radiology practices that maintain agreements with us. These agreements typically have terms of between 10 and 40 years, but may be terminated by either party under certain limited conditions. Depending on the termination event, the radiology practice may have the right to require us to sell, assign and transfer to it, the assets and related liabilities and obligations associated with the professional and technical radiology services provided by the radiology practice immediately prior to the termination. The termination or material modification of any of them could reduce our revenue.

     If a significant number of radiologists terminate their relationships with the contracted radiology practices and the radiology practices cannot recruit sufficient qualified radiologists to fulfill practice obligations under our agreements with them, our ability to maximize the use of our diagnostic imaging centers could be adversely affected, thereby decreasing our revenue. Competition in recruiting radiologists and a shortage of qualified radiologists has made it difficult for some contracted radiology practices to maintain adequate levels of radiologists. Neither we nor the contracted radiology practices maintain insurance on the lives of any affiliated physicians.

We may not be able to successfully complete our market development plans.

     We intend to increase our presence in existing markets through acquisitions of centers, developing de novo centers and adding additional equipment at existing centers, establishing additional joint venture and outsourcing relationships and selectively entering into contractual relationships with high-quality, profitable radiology practices. We may not be able to expand either within our existing markets or in new markets. In addition, any expansion may not be beneficial to our overall strategy, and any such expansion may not ultimately produce returns that justify our investment.

     Our ability to expand is dependent upon many factors, including our ability to:

•	identify attractive and willing candidates for acquisitions, joint ventures or outsourcing relationships;

•	adapt our structure to comply with federal and state legal requirements affecting our arrangements with contracted radiology practices, including state prohibitions on fee-splitting, corporate practice of medicine and self-referrals;

•	obtain regulatory approvals and certificates of need, where necessary, and comply with licensing and certification requirements applicable to our diagnostic imaging centers, the contracted radiology practices and the physicians associated with the contracted radiology practices;

•	recruit a sufficient number of qualified radiology technologists;

•	expand our infrastructure and management; and

•	obtain adequate financing.

     Our ability to expand is also dependent on our ability to compete for opportunities. We may not be able to compete effectively for the acquisition of diagnostic imaging centers, joint venture opportunities or other outsourcing relationships. Our competitors may have better established operating histories and greater resources than we do. Competitors may make it more difficult to complete acquisitions or joint ventures on terms beneficial to us.

     Acquisitions involve a number of special risks, including the following:

•	possible adverse effects on our operating results;

•	diversion of management’s attention and resources;

•	failure to retain key personnel;

•	difficulties in integrating new operations into our existing management infrastructure;

•	amortization or write-offs of acquired intangible assets; and

•	risks associated with unanticipated events or liabilities.

     Additionally, although we will continue to structure our operations in an effort to comply with applicable antitrust laws, federal or state governmental authorities may view us as being dominant in a particular market and, therefore, cause us to divest ourselves of relationships or assets.

We and the contracted radiology practices may become subject to burdensome lawsuits.

     We may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our diagnostic imaging equipment. Our operations, as well as the services we provide on behalf of the contracted radiology practices, also may be subject to lawsuits for inappropriate use or disclosure of individually-identifiable patient health information. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business and consistent with industry practice. We also require the contracted radiology practices to maintain professional liability insurance consistent with industry practice. However, adequate liability insurance may not be available to us and the contracted radiology practices in the future at acceptable costs or at all.

     Providing medical services entails the risk of professional malpractice and other similar claims. The physicians employed by the contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with the practices under our agreements with them in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians in the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices may be asserted against us in the future, including malpractice.

     Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance. In addition, claims might adversely affect our business or reputation.

     We have assumed substantially all of the obligations of some of the operations that we have acquired. Therefore, claims may be asserted against us for events that occurred prior to these acquisitions. In connection with our acquisitions, the sellers of the operations that we have acquired have agreed to indemnify us for certain claims. However, we may not be able to collect payment under these indemnity agreements, which could affect us adversely.

Most of our imaging modalities require the utilization of radiation, and certain imaging modalities utilize radioactive materials. These operations generate regulated waste and could subject us to regulation, related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

     Most of our imaging modalities utilize radiation, and certain imaging modalities utilize radioactive material. These operations generate medical and other regulated wastes. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. In the event of an accident, we would be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention to comply with current or future environmental, health and safety laws and regulations.

We may experience competition from other diagnostic imaging companies. This competition could adversely affect our revenue and our business.

     The market for diagnostic imaging services is competitive. We compete principally on the basis of our reputation for providing multiple modalities, our conveniently located centers and our cost-effective, high-quality diagnostic imaging services. We compete locally with groups of radiologists and some non-radiologist physician practices, established hospitals, clinics and certain other independent organizations that own and operate imaging equipment. Our major national competitors include Alliance Imaging, Inc., InSight Health Services Corp., Medical Resources, Inc., and Syncor International Corporation. Some of our local or national competitors that provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

     Technological change in the diagnostic imaging industry has been gradual. In the future, however, the development of new technologies or refinements of existing modalities may make our existing equipment technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our services. Diagnostic imaging equipment is currently manufactured by numerous companies. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. Consequently, the obsolescence of our equipment may be accelerated. We may not have the financial ability to acquire the new or improved equipment.

A failure to meet our capital expenditure requirements could adversely affect our business.

     We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development expenses of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. We incur capital expenditures to, among other things:

•	upgrade and replace existing equipment;

•	purchase new diagnostic imaging equipment; and

•	expand within our existing markets and enter new markets.

     To the extent we are unable to generate sufficient cash from our operations, funds are not available under our credit facility or we are unable to structure or obtain operating leases, we may be unable to meet our capital expenditure requirements. Furthermore, we may not be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to us, if at all.

Our success depends in part on our key personnel and we may not be able to retain sufficient qualified personnel.

     Our success depends in part on our ability to attract and retain qualified senior and executive management, managerial and technical personnel. Competition in recruiting these personnel may make it difficult for us to continue our growth and success. The loss of their services or our inability in the future to attract and retain management and other key personnel could hinder the implementation of our business strategy. We do not maintain key person insurance for any of our executive officers. Recently, there has been a shortage in certain of our markets of qualified radiology technologists, the personnel who operate our equipment. If we are unable to recruit and retain a sufficient number of qualified technologists, we will be unable to operate our centers at maximum capacity or we will be forced to staff our diagnostic imaging centers with temporary personnel, thereby increasing our operating costs and reducing our operating margin profitability.

Our inability to enforce non-compete agreements with the radiologists may increase competition.

     Each of the contracted radiology practices under our comprehensive services model has entered into agreements with its physician shareholders and full-time employed radiologists that generally prohibit those shareholders and radiologists from competing for a period of two years within defined geographic regions after they cease to be owners or employees, as applicable. In most states, a covenant not to compete will be enforced only:

•	to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;

•	if it does not unreasonably restrain the party against whom enforcement is sought; and

•	if it is not contrary to public interest.

     Enforceability of a non-compete covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible to predict whether, or to what extent, a court will enforce the contracted radiology practices’ covenants. The inability of the contracted radiology practices or us to enforce radiologists’ non-compete covenants could result in increased competition from individuals who are knowledgeable about our business strategies and operations.

It is difficult to estimate our uncollectible accounts receivable and contractual allowances for billed charges, which may impact our earnings.

     Due to the complex nature of billing for healthcare services, it is difficult for us to estimate our uncollectible accounts receivable and our contractual allowances for billed charges. If we have to revise our estimates and our existing reserves are not adequate, this may impact our earnings.

Our ability to maximize the use of our diagnostic imaging equipment may be subject to seasonality.

     During the summer months of 2002, our average daily diagnostic imaging procedures decreased, which adversely affected our service fee revenues during those months. The decrease in average daily diagnostic imaging procedures may have resulted from referring physicians or their patients taking vacation. We cannot give any assurance that our future procedure volume and service fee revenues will not be adversely affected by similar circumstances during the summer months or other traditional vacation times of the year.

     In 2003, harsh weather conditions on the east coast during January and February and a hurricane in September adversely affected our service fee revenues during those months. We cannot give any assurance that our future procedure volume and service fee revenues will not be adversely affected by similar circumstances during the year.

Managed care contracts and capitated fee arrangements could reduce our operating margins.

     For the six months ended June 30, 2004, approximately 95% of revenue generated at our diagnostic imaging centers was derived from payments made on a fee-for-service basis and approximately 5% was derived from capitated arrangements. Under capitated or other risk-sharing arrangements, the healthcare provider typically is paid a pre-determined amount per-patient per-month from the payor in exchange for providing all necessary covered services to patients covered under the arrangement. These contracts pass much of the financial risk of providing outpatient diagnostic imaging services, including the risk of over-use, from the payor to the provider. Our success will depend in part on our ability to negotiate effectively, on behalf of the contracted radiology practices and the diagnostic imaging centers that we own, operate or manage, contracts with HMOs, employer groups and other third-party payors for services to be provided on a risk-sharing or capitated basis by some or all of the radiology practices and/or diagnostic imaging centers. Risk-sharing arrangements result in better revenue predictability, but more unpredictability of expenses and, consequently, profitability. We may not be able to negotiate satisfactory arrangements on a capitated or other risk-sharing basis, on behalf of our diagnostic imaging centers or the contracted radiology practices. In addition, to the extent that patients or enrollees covered by these contracts require more frequent or extensive care than anticipated, we would incur unanticipated costs not offset by additional revenue, which would reduce operating margins.

We may be unable to generate revenue when our equipment is not operational.

     Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging equipment. Our warranties and maintenance contracts do not compensate us for loss of revenue when our systems are not fully operational. Equipment manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, our revenue could decline and our ability to provide services would be harmed.

Our corporate organizational documents could discourage acquisition proposals and make difficult a change of control.

     Certain provisions of Radiologix’s Restated Certificate of Incorporation, as amended, Radiologix’s Amended and Restated Bylaws and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of Radiologix and, consequently, limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include the inability to remove directors except for cause and our ability to issue, without further stockholder approval, shares of preferred stock with rights and privileges senior to the common stock. We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an “interested stockholder” for three years after the stockholder became an interested stockholder.

     We have also entered into employment agreements with our executive officers, which contain provisions that require us to pay certain amounts to the executives upon their termination following a change of control. These agreements may delay or prevent a change of control of Radiologix.

Risks Relating to Government Regulation of Our Business

State and federal anti-kickback and anti-self-referral laws may adversely affect our income.

     Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from federal or state healthcare programs. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with our operations.

     Federal law prohibiting physician self-referrals (the “Stark Law”) prohibits a physician from referring Medicare or Medicaid patients to an entity for certain “designated health services” if the physician has a prohibited financial relationship with that entity, unless an exception applies. Certain radiology services are considered “designated health services” under the Stark Law. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

     All of the states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and almost all of those states have also adopted a form of Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Enforcement of federal and state privacy and associated laws may adversely affect our income.

     How providers and their business associates use and disclose certain healthcare information has come under increasing public sensitivity and scrutiny. Additional risks for healthcare providers and their business associates are posed by the new HIPAA federal standards, which set forth guidelines concerning how individually-identifiable health information may be used and disclosed. Historically, state law has governed confidentiality issues. But as a result of the enactment of HIPAA, some states are considering revisions to their existing laws and regulations. These changes may or may not be consistent with the federal HIPAA provisions. As a provider of healthcare services, we must conform to all applicable laws, both federal and state. We believe that our operations are compliant with these legal standards. Nevertheless, these laws and regulations are new and few have been interpreted by government regulators or courts. Consequently, our interpretations and activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations.

Federal False Claims Act violations could affect our participation in government programs.

     The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The Federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal anti-kickback law or Stark Law may be considered a violation of the Federal False Claims Act. Penalties include fines ranging from $5,500 to 11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. We believe that we are in compliance with the rules and regulations that apply to the Federal False Claims Act. However, we could be found to have violated certain rules and regulations resulting in sanctions under the Federal False Claims Act. If we are found in violation, any sanctions imposed could result in fines and penalties and restrictions on and exclusions from participation in federal and state healthcare programs that are integral to our business.

Our agreements with the contracted radiology practices must be structured to avoid the corporate practice of medicine and fee-splitting.

     The laws of many states, including many of the states in which the contracted radiology practices are located, prohibit us from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A component of our business has been to enter into service agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee. We structure our relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. State regulatory authorities or other parties may assert that we are engaged in the corporate practice of medicine or that the payment of service fees to us by the radiology practices constitutes fee-splitting. If such a claim were successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. This result, or our inability to successfully restructure our relationships to comply with these statutes, could jeopardize our business strategy.

Licensing and certification laws may limit our ability to expand.

     Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers, personnel, certificates of need and other required certificates for certain types of healthcare centers and major medical equipment. The laws of some of the states in which we operate limit our ability to acquire new diagnostic imaging equipment or expand or replace our existing equipment at diagnostic imaging centers in those states. In addition, free-standing diagnostic imaging centers that provide services that are not performed as part of a physician office must meet Medicare requirements to be certified as an independent diagnostic testing facility to bill the Medicare and Medicaid programs. We may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the market for our services.

The regulatory framework is uncertain and evolving.

     Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot assure you, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of the contracted radiology practices have been the subject of judicial or regulatory interpretation. We cannot assure you that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

     Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limits our ability to enter into capitated or other risk sharing managed care arrangements.

We could be harmed if we are unable to timely continue to comply with HIPAA Standard Transaction and Code Set Requirements.

     The administrative provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data between healthcare payors, plans and providers. HIPAA is designed to enable the entire healthcare industry to communicate electronic data using a single set of standards, thus eliminating all nonstandard formats currently in use. Our contracted radiology practices and diagnostic imaging centers are “covered entities” under HIPAA, and as such, had to comply with the HIPAA electronic data interchange mandates by the October 16, 2003 deadline. We are able to produce compliant transactions and we continue to test with our trading partners to ensure that there are no unexpected claim or payment delays. We believe we will continue to experience some cash flow disruption once CMS and other payor contingency plans for noncompliant transactions are no longer in effect. A failure in our continued ability to comply with HIPAA Standards or the discontinuance of CMS or payor contingency plans could cause us to experience a delay in our claims processing by our payors or lead to a large number of rejected or denied claims. Either of these results may slow our cash collections and increase our accounts receivable days sales outstanding.

We could be harmed if we experience delayed payments from third-party payors who have not complied with HIPAA EDI requirements.

     In September 2003, CMS announced that it would implement a contingency plan to accept noncompliant electronic transactions after the October 16, 2003 compliance deadline to ensure processing of claims from providers who could not meet the deadline and otherwise would have had their Medicare claims rejected. CMS will regularly reassess provider readiness and determine how long the contingency plan will be in effect. We may continue to experience a delay in claims processing by our payors or experience a large number of rejected or denied claims. Either of these results may slow our cash collections and increase our accounts receivable days sales outstanding.

     While we have taken steps to mitigate this risk by meeting with our payors to assess their HIPAA EDI readiness and discussing payment contingency plans, there can be no assurance that we will be able to maintain sufficient cash on hand and capacity under our existing credit facility to supplement the expected cash-flow shortfalls. If our cash reserves or credit lines prove to be insufficient for our cash flow needs, our business and operations could be adversely affected. This, in turn, may limit our access to capital for growth.

Risks Related to Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on our notes or notes issued to replace them.

     At June 30, 2004, we had approximately $171.0 million of indebtedness. In addition, we have the ability to borrow up to $35 million under our credit facility and up to $60 million under our master lease credit agreement. Also, subject to restrictions in the indenture and the credit facility, we may incur additional indebtedness.

     Our high level of indebtedness could have important consequences, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest on our notes and our other indebtedness, which will reduce the funds available to us for other purposes;

•	all of the indebtedness outstanding under the credit facility is secured by substantially all of our assets and will mature prior to any notes;

•	our high level of indebtedness could place us at a competitive disadvantage to our competitors that have less debt;

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

     We expect to obtain the money to pay our expenses and to pay the amounts due under our notes and other debt from our operations and from borrowings under our credit facility and master lease credit facility. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. Our business may not generate sufficient cash flow from operations in the future, our currently anticipated growth in revenue and cash flow may not be realized on schedule and future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to repay indebtedness, including our notes, or to fund other liquidity needs. If we do not have enough money, we may be required to refinance all or part of our then existing debt (including our notes), sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including our credit facility and any indenture, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve these alternatives could significantly adversely affect the value of our notes and our ability to pay the amounts due under them.

Because our notes are unsecured, the right to enforce remedies is limited by the rights of holders of secured debt.

     Our notes are not secured. Our credit facility is secured by substantially all of our assets and a pledge of the capital stock of all of our wholly owned subsidiaries. If we become insolvent or are liquidated, or if any payment under the credit facility is accelerated, our lenders will be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of any notes. The liquidation value of our assets may not be sufficient to repay in full any indebtedness under the credit facility, as well as our other indebtedness, including our notes.

Our ability to repay our notes and our other debt depends on cash flow from our subsidiaries, some of which are not obligated to make funds available to make payments on notes.

     We are a holding company. Our only material assets are our ownership interests in our subsidiaries. Consequently, we depend on distributions or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including with respect to our notes. Our non-guarantor subsidiaries are not obligated to make funds available for payment on our notes. Only our subsidiaries that are not unrestricted subsidiaries will guarantee our notes. The financial statements included in this report are presented on a consolidated basis, including all of our subsidiaries. The aggregate total assets at June 30, 2004, of our subsidiaries that are not guarantors of our notes were $3.2 million, or 1.2% of our total assets at June 30, 2004. The operating results of our guarantor subsidiaries may not be sufficient to enable us to make payments on our notes. In addition, our rights and the rights of our creditors, including holders of our notes, to participate in the assets of any of our non-guarantor subsidiaries upon their liquidation or recapitalization will generally be subject to the prior claims of those subsidiaries’ creditors. As a result, our notes are effectively subordinated to the indebtedness of the non-guarantor subsidiaries. As of June 30, 2004, the total liabilities of our non-guarantor subsidiaries, excluding intercompany liabilities, were $1.7 million.

The indenture for our notes and our credit facility impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

     The indenture for our notes and our credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	borrow money;

•	pay dividends on or redeem or repurchase our stock;

•	make investments;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transaction with affiliates;

•	sell stock in our subsidiaries; and

•	restrict dividends, distributions or other payments from our subsidiaries.

If we are unable to access the full $35 million under our credit facility, our ability to meet our capital expenditure requirements may be restricted.

     Our borrowing availability under our $35 million credit facility is determined through a formula, which allows us to borrow up to 85% of eligible accounts receivable, as defined under the credit facility. If we are unable to generate sufficient eligible accounts receivable, then we may not be able to borrow the full $35 million. To the extent that financing under the credit facility, or other financing sources is not available to us or we are not able to generate sufficient cash through operations, we may be restricted in our ability to meet capital expenditure requirements.

A court could cancel the guarantees under certain circumstances.

     Each of our subsidiaries that is not an unrestricted subsidiary guarantees our notes. If, however, a guarantor becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent conveyance laws a court might avoid (that is, cancel) its guarantee. The court might do so if it found that, when the guarantor entered into its guarantee or, in some states, when payments became due under its guarantee, it (i) received less than reasonably equivalent value or fair consideration for the guarantee and (ii) either (a) was or was rendered insolvent, (b) was left with inadequate capital to conduct its business, or (c) believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid a guarantee, without regard to the above factors, if it found that the guarantor entered into its guarantee with actual intent to hinder, delay, or defraud its creditors.

     A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of our notes. If a court avoided a guarantee, a note holder would no longer have a claim against the guarantor. In addition, the court might direct a note holder to repay any amounts already received from the guarantor. If the court were to avoid any guarantor’s guarantee, we cannot assure a note holder that funds would be available to pay our notes from another guarantor or from any other source.

     The test for determining solvency for purposes of the foregoing will depend on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all its property, or if the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, “debts” includes contingent and unliquidated debts.

     The indenture states that the liability of each guarantor on its guarantee is limited to the maximum amount that the subsidiary can incur without risk that the guarantee will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, that the guarantees will be in amounts sufficient, if necessary, to pay obligations under our notes when due.

We may not be able to satisfy our obligations to holders of our notes upon a change of control.

     Upon the occurrence of a “change of control,” as defined in our indenture, a note holder will have the right to require us to purchase our notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest and liquidated damages, if any, to the date of purchase. Our failure to purchase, or give notice of purchase of, our notes would be a default under the indenture, which would in turn be a default under our senior credit facility. Moreover, our failure to repay all amounts outstanding under our senior credit facility upon a default would also be a default under the indenture.

     In addition, a change of control may constitute an event of default under our credit facility. A default under our credit facility will result in an event of default under the indenture if the lenders accelerate the debt under our senior credit facility.

     If a change of control occurs, we may not have enough assets to satisfy all obligations under our credit facility and the indenture related to our notes. Upon the occurrence of a change of control, we could seek to refinance the indebtedness under our credit facility and our notes or obtain a waiver from the lenders or the note holders. We may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

No established trading market exists for our notes, and note holders may not be able to sell them quickly or at the price that note holders paid.

     We do not intend to list our notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. Jefferies & Company, Inc. and Deutsche Banc Alex

Brown make a market in the notes, but they are not obligated to do so. They may discontinue any market making at any time, in their sole discretion. As a result, we cannot assure you as to the liquidity of any trading market for the notes.

     Note holders may not be able to sell notes at a particular time or at favorable prices. We also cannot assure note holders as to the level of liquidity of the trading market for the notes. As a result, note holders may be required to bear the financial risk of their investment in the notes indefinitely. Future trading prices of the notes may be volatile and will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market for our notes; and

•	the market for similar securities.

ABOUT OUR COMPANY

     As used in this prospectus, “we” or “Radiologix” refers to Radiologix, Inc., a Delaware corporation, and all of its subsidiaries, unless the context indicates otherwise. Our common stock is listed on the American Stock Exchange under the symbol “RGX.”

     We are a leading national provider of diagnostic imaging services through our ownership and operation of free-standing, outpatient diagnostic imaging centers. We utilize sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiography (X-ray) and fluoroscopy. For the six months ended June 30, 2004, we derived 82% of our service fee revenue from the ownership, management and operation of our imaging center network and 18% of our service fee revenue from administrative, management and information services provided to contracted radiology practices. As of June 30, 2004, we owned, operated or maintained an ownership interest in imaging equipment at 94 locations. As of June 30, 2004, our imaging centers were located in 13 states, including markets in California, Florida, Kansas, Maryland and New York. Effective April 30, 2004, we sold our operations in San Antonio, Texas, to Vanguard Health Systems, Inc.

     We focus on providing quality patient care and service to ensure patient and referring physician satisfaction. We develop comprehensive radiology networks by investing in technologically advanced imaging equipment, and in high quality service. Our consolidation of diagnostic imaging centers in certain markets improves response time, increases overall patient accessibility, permits us to standardize procedures and aids us in developing best practices. We seek the input and participation of the contracted radiology practices to which we provide administrative, management and information services to improve productivity and the quality of services. By focusing on further improving and standardizing the operations of our diagnostic imaging centers, we believe that we can increase patient and referring physician satisfaction, reduce our costs and increase utilization at our diagnostic imaging centers.

     We contract with radiology practices to provide professional services, including the supervision and interpretation of imaging procedures performed in our centers. We do not engage in the practice of medicine nor do we employ physicians. Our radiologists maintain full control over the provision of professional radiological services. We believe the contracted radiology practices generally have outstanding physician and practice credentials and reputations; strong competitive market positions; a broad sub-specialty mix of physicians; a history of past growth and potential for future growth; and a willingness to continually improve the delivery of diagnostic imaging services.

     Service fee revenue is comprised of billed charges for both the technical and professional components of service, reduced by estimated contractual adjustments and by amounts retained by contracted radiology group practices for their professional services, as outlined in our service agreements. Revenue is recognized when services are rendered by contracted radiology practices, the imaging centers, or both. Contractual adjustments and bad debt expense are estimated based on historical collection experience, including payor mix, managed care contract pricing and contract revenue and the aging of patient accounts receivable balances. As these factors change, revisions are made as appropriate in the period known.

     The Company’s service fee revenue is dependent upon the operating results of the contracted radiology practices and diagnostic imaging centers. Where state law allows, service fees due under the service agreements for the contracted radiology practices are derived from two distinct revenue streams: (1) a negotiated percentage (typically 20% to 30%) of the professional revenues, reduced by certain expenses, as defined in the service agreements; and (2) 100% of the adjusted technical revenues as defined in the service agreements. In states where the law requires a flat fee structure, the Company has negotiated a base service fee, which approximates the estimated fair market value of the services provided under the service agreements and which is renegotiated each year.

     Our diagnostic imaging centers are also principally dependent on our ability to attract referrals from primary care physicians, specialists and other healthcare providers. The referral often depends on the existence of a contractual arrangement with the referred patient’s health benefit plan. The Company has contracts with health benefit plans representing many of the patients in the markets we serve.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     Throughout this prospectus we make “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include words such as “may,” “will,” “would,” “could,” “likely,” “estimate,” “intend,” “plan,” “continue,” “believe,” “expect” or “anticipate” and other similar words and include all discussions about our acquisition and development plans. We do not guarantee that the transactions and events described in this report will happen as described or that any positive trends noted in this report will continue. The forward-looking statements contained in this report are generally located in the material set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, but may be found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management’s reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report. You should read this report completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

     Specific factors that might cause actual results to differ from our expectations include, but are not limited to:

•	economic, demographic, business and other conditions in our markets;

•	the highly competitive nature of the healthcare business;

•	a decline in patient referrals;

•	changes in the rates or methods of third-party reimbursement for diagnostic imaging services;

•	the termination of our contracts with radiology practices;

•	the loss of a high percent of radiologists operating in our contracted radiology practices;

•	the ability to recruit and retain technologists;

•	the availability of additional capital to fund capital expenditure requirements;

•	burdensome lawsuits against our contracted radiology practices and us;

•	reduced operating margins due to our managed care contracts and capitated fee arrangements;

•	any failure by us to comply with state and federal anti-kickback and anti-self referral laws or any other applicable healthcare regulations;

•	changes in business strategy and development plans;

•	changes in federal, state or local regulations affecting the healthcare industry;

•	our substantial indebtedness, debt service requirements and liquidity constraints;

•	interruption of operations due to severe weather or other extraordinary events; and

•	risks related to our senior notes and healthcare securities generally.

     A more comprehensive list of such factors is set forth in the Section entitled “Risk Factors” beginning on page 2.

USE OF PROCEEDS

     We will not receive any proceeds from any sale of shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

     This prospectus covers offers and sales from time to time by the selling stockholders named below. The maximum number of shares that each selling stockholder may sell is set forth next to his or her name.

	Relationships with Radiologix	Maximum No. of
Name of Selling Stockholder	Since 2001	Shares
Derace L. Schaffer, M.D.	Director from 1996 to 2003, Consultant	100,000
Sharon Tolliver	Senior Vice President	100,000
Greg Samberson	Vice President, Finance	5,833

     The selling stockholders do not currently own the shares included in the table above. In 2003 each of the selling stockholders received an employee stock option upon commencement of employment or other service with the Company. These options were granted on substantially the same terms as options issued under the Radiologix, Inc. 1996 Stock Option Plan. These options were granted outside of the 1996 plan because an insufficient number of options remained available for new grants at the time the selling stockholders’ options were granted. The selling stockholders may acquire the shares included in the table from Radiologix by exercising their employee stock options and offer them for resale pursuant to this prospectus.

     As of the date of this prospectus, only Dr. Schaffer owns shares of Radiologix’s common stock other than the shares being offered by this prospectus. He owns 573,242 shares directly and 170,000 options to purchase shares of our common stock, including the shares covered by this prospectus.

     We cannot state the number of our shares that the selling stockholders will own beneficially after this offering terminates because we do not know how many shares the selling stockholders will actually sell.

     Pursuant to Rule 416 of the Securities Act of 1933, the selling stockholders may also offer and sell shares of common stock issued as a result of stock splits, stock dividends and similar events.

PLAN OF DISTRIBUTION

     This prospectus is intended to be used to comply with the prospectus delivery requirements of the Securities Act of 1933 in connection with any offers or resales. The selling stockholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of their shares of common stock in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. The selling stockholders may sell their shares by any of the following methods:

•	block trades in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer acting as principal for its own account who resells pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the American Stock Exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	short sales;

•	writing options on or other contractual agreements relating to the shares;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     From time to time the selling stockholders may enter into hedging transactions with broker-dealers or otherwise, may engage in short sales, short sales against the box, puts, calls and other transactions in Radiologix securities, and may sell and deliver shares of common stock in connection with these transactions or to settle securities loans. From time to time the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by the selling stockholders, their brokers may offer and sell the pledged shares of common stock from time to time.

     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if a broker-dealer acts as agent for a purchaser of such shares, from the purchaser) in amounts to be negotiated that are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may resell the shares from time to time in transactions (that may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-

the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares of common stock in open market transactions in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus.

     The selling stockholders and any broker-dealers or agents that participate in sales of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with the sales. In such event, any commissions received by the broker-dealers or agents and any profit on resale of the shares that they purchased may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     At the time a particular offer of shares of common stock is made, if and to the extent required, this prospectus will be accompanied by a prospectus supplement setting forth the specific number of shares offered, the name of the selling stockholder making the offer, the offering price, and the other terms of the offering, including the names of any underwriters, agents, dealers and brokers involved and their compensation, if any. Unless this prospectus is accompanied by a prospectus supplement stating otherwise, offers and sales may be made pursuant to this prospectus only in ordinary broker’s transactions made on the American Stock Exchange in transactions involving ordinary and customary brokerage commissions.

     The selling stockholders may enter into agreements (to which we may also be a party) with underwriters, brokers, dealers and agents who participate in distributing the shares, that require the selling stockholders and/or us to indemnify them against certain liabilities, including under the Securities Act of 1933, or to contribute to related payments that they may be required to make. The underwriters, brokers, dealers and agents may engage in transactions with, or perform services for, the selling stockholders and Radiologix in the ordinary course of business.

     To comply with certain state securities laws, the common stock will be sold in those states only through registered or licensed broker-dealers. In some other states the common stock may not be sold unless it has been registered or qualified for sale in these states or a registration/qualification exemption is available.

     Radiologix will pay all fees and expenses of registering the common stock other than fees and expenses of the selling stockholders.

LEGAL MATTERS

     The validity of the shares of common stock offered by the selling stockholders have been passed upon for Radiologix by its General Counsel, Michael L. Silhol.

EXPERTS

     Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements (and schedule) are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1(800) SEC-0330 for further information on the public reference room.

     This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. This prospectus provides you with information about the various alternative methods by which the selling stockholders may sell. In some cases the selling stockholders may be required to provide additional information about the method by which they intend to sell. We will provide a prospectus supplement containing specific information about the terms of any such offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under this heading “Where You Can Find More Information.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders’ offering is complete:

•	Annual Report on Form 10-K for the year ended December 31, 2003, and the amendments to that report;

•	All other reports that we filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 after the end of the year covered by our 2003 annual report; and

•	Description of our common stock under the caption “Description of Radiologix Capital Stock” contained in Radiologix’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 9, 2000, and any amendment or report filed to update that description.

     We will provide these filings to any person, including any beneficial owner, to whom this prospectus is delivered, at no cost, upon written or oral request to Radiologix as follows:

3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776
Attn: Investor Relations
Telephone: (214) 303-2776

     You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholder is not offering these securities in any state where an offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of those documents.

Until August 6, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

RADIOLOGIX, INC.

3,205,833 Shares of Common Stock

PART II

INFORMATION REQUESTED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

     Radiologix, Inc. (the “Company”) incorporates by reference the following documents filed with the Securities and Exchange Commission (the “Commission”):

a)	The Company’s latest Annual Report on Form 10-K filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

b)	All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company’s latest Annual Report on Form 10-K; and

c)	The description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 8-A filed with the Commission on November 3, 1997, pursuant to Section 12 of the Exchange Act, together with an Amendment filed on November 3, 1997.

Item 4. Description of Securities

     Not applicable.

Item 5. Interests of Named Experts and Counsel

     Not applicable.

Item 6. Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law, the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including under the Securities Act of 1933. The Company’s bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The bylaws require the Company to advance litigation expenses to a director or officer who has delivered to the Company a written agreement to repay the advances to the Company in the event that the director or officer is later found not to be entitled to indemnification. The bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company’s restated certificate of incorporation, as amended, provides that, pursuant to Delaware law, its directors will not be liable for monetary damages for breach of the directors’ fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify the Company’s directors and certain of its officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts that they incur in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company. The Company maintains insurance against liabilities incurred by its officers and directors in defense of actions to which they are made parties by reason of their positions as officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 is permitted for directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. For this undertaking with respect to indemnification, see Item 9 herein.

Item 7. Exemption from Registration Claimed

     In 2003, the Company granted employee and consultant stock options to three individuals in private placements. The stock underlying those options is being registered pursuant to this registration statement for reoffer or resale. These grants were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

Item 8. Exhibits

Exhibit No.	Description of Exhibits
3.1	Restated Certificate of Incorporation, as amended.

3.2	Amended and Restated Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to the registrant’s report on Form 10-Q for the quarter ended June 30, 2004).

3.3	Amendment to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.4 to the registrant’s report on Form 10-Q for the quarter ended June 30, 1999).

3.5	Certificate of Amendment to the Restated Certificate of Incorporation dated July 14, 2003 (Incorporated by reference to Exhibit 3.5 to the registrant’s report on Form 10-Q for the quarter ended June 30, 2003).

4.1	Specimen Stock Certificate for the Common Stock of the Company filed as Exhibit 4.1 to Form S-1 (333-30205) and incorporated here by reference.

4.2	Radiologix, Inc. 2004 Long-Term Incentive Compensation Plan, filed as Appendix C to the Company’s definitive 2004 proxy statement and incorporated here by reference.

5.1*	Opinion of Michael L. Silhol, General Counsel.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Michael L. Silhol (included in Exhibit 5.1).

24.1*	Power of attorney (included on the signature page of the registration statement).

*	Filed herewith.

Item 9. Undertakings

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) will not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will , unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 6th day of August, 2004.

RADIOLOGIX , INC.
By:	/s/ Stephen D. Linehan
Name:	Stephen D. Linehan
Title:	President and Chief Executive Officer

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Stephen D. Linehan and Michael L. Silhol, the person’s true and lawful attorneys-in-fact and agents, with full power of substitution, for and in the person’s name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-8 under the Securities Act of 1933, including any amendment or amendments (and any additional related Registration Statement permitted by Rule 462(b) promulgated under the Securities Act of 1933, including any amendment(s)), with all exhibits and any and all documents required to be filed with any regulatory authority, granting unto the attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises to effectuate the same as fully to all intents and purposes as the person could do if personally present.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 6th day of August, 2004.

Signature	Title
/s/ Stephen D. Linehan	President, Chief Executive Officer
and Director
Stephen D. Linehan

/s/ Richard J. Sabolik	Senior Vice President and Chief Financial Officer
(Principal Financial Officer)
Richard J. Sabolik

/s/ Clete D. Madden	Vice President and Corporate Controller
(Principal Accounting Officer)
Clete D. Madden

/s/ Marvin S. Cadwell	Director

Marvin S. Cadwell

/s/ Paul D. Farrell	Director

Paul D. Farrell

/s/ Joseph C. Mello	Director

Joseph C. Mello

/s/ Michael L. Sherman, M.D.	Director

Michael L. Sherman, M.D.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
3.1	Restated Certificate of Incorporation, as amended.

3.2	Amended and Restated Bylaws, as amended (Incorporated by reference to Exhibit 3.2 to the registrant’s report on Form 10-Q for the quarter ended June 30, 2004).

3.3	Amendment to Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.4 to the registrant’s report on Form 10-Q for the quarter ended June 30, 1999).

3.5	Certificate of Amendment to the Restated Certificate of Incorporation dated July 14, 2003 (Incorporated by reference to Exhibit 3.5 to the registrant’s report on Form 10-Q for the quarter ended June 30, 2003).

4.1	Specimen Stock Certificate for the Common Stock of the Company filed as Exhibit 4.1 to Form S-1 (333-30205) and incorporated here by reference.

4.2	Radiologix, Inc. 2004 Long-Term Incentive Compensation Plan, filed as Appendix C to the Company’s definitive 2004 proxy statement and incorporated here by reference.

5.1*	Opinion of Michael L. Silhol, General Counsel.

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of Michael L. Silhol (included in Exhibit 5.1).

24.1*	Power of attorney (included on the signature page of the registration statement).

*	Filed herewith.